UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: December 1, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Announces Third Quarter 2010 Results
Exceeds Gross Margin and Shipment Guidance; Raises Annual Shipment Target
Changzhou, China — November 30, 2010 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today its financial results for the third quarter ended September 30, 2010.
Third Quarter 2010 Financial and Operating Highlights
•	Solar module shipments were approximately 291 MW, exceeding the Company’s previous guidance of 250 MW to 260 MW, representing an increase of 30.4% sequentially and 137.0% year-over-year
•	Net revenues were $508.3 million, an increase of 37.1% sequentially and 103.5% year-over-year
•	Overall gross margin was 31.4%, above the Company’s previous guidance of approximately 30%, compared to 32.1% in the second quarter of 2010 and 28.5% in the third quarter of 2009
•	Gross margin was 37.6%, above the Company’s previous guidance of mid 30s in percentage terms, relating to its in-house wafer production to module production
•	Operating income and operating margin were $113.0 million and 22.2%, respectively, compared to $83.3 million and 22.5%, respectively, in the second quarter of 2010
•	Net income was $82.9 million, which included a net foreign currency exchange loss of $8.3 million, compared to net income of $38.7 million in the second quarter of 2010
•	Earnings per fully diluted ADS were $1.08, which included the impact of a net foreign currency exchange loss of $0.11 per fully diluted ADS, compared to $0.52 in the second quarter of 2010
“We are very pleased to deliver another strong quarter which saw a record 30% jump in shipment volume and a sequential ASP increase, resulting in revenues surpassing a milestone of $500 million,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “We exceeded our previous shipment guidance and margin guidance due to ongoing strong demand and continued efficient execution.”
“We have furthered our goal to build a globally recognized and trusted brand through raising the performance and reliability of our products to an expanding client base. As a result, we are increasingly becoming the supplier of choice in both established and emerging PV markets worldwide.”
“We continue to see strong demand momentum into the fourth quarter and the outlook for 2011 is increasingly positive; we expect that demand for our products will outpace our planned capacity expansion in 2011. Our expansion will allow us to increase sales in high growth PV markets such as the United States and Japan, while expand our presence and sales in Australia and other emerging solar markets. In parallel, our continued investments in localizing customer service and increasing service levels allow us to target higher value end-segments and high profile projects and to further differentiate our product offerings from other brands. We expect continuous gain in market share linked to our sales strategy and our emphasis on quality in our existing and new PV products and solutions.”

Recent Business Highlights
During the third quarter of 2010, the Company
•
Announced an agreement to supply solar modules to SunEdison, a subsidiary of MEMC Electronic Materials, Inc. (“MEMC”). Under the terms of the agreement signed with MEMC, the Company is expected to supply SunEdison with approximately 35 MW of PV modules over the remainder of 2010

•
Announced the signing of a Letter of Agreement with the Massachusetts Institute of Technology (“MIT”) to become a member of its Industrial Liaison Program, a program devoted to promoting university-industry collaboration, innovation and technology sharing

•
Announced that Mr. Gary Yu, who served as Trina Solar’s Vice President of Manufacturing since May of 2007 has been promoted to the position of Senior Vice President, Operations effective July 2010. Mr. Yu’s role will remain focused on key internal operations areas such as manufacturing and operations management and cost reduction, and will now include capacity expansion and supply chain management

•
Announced that Ms. Stephanie Yang Shao has joined as Trina Solar’s Chief Human Resources Officer in September 2010. Ms. Shao will oversee Trina Solar’s HR management system and compensation and benefits for its employees globally

Subsequent Events
Subsequent to the third quarter of 2010, the Company
•
Announced it has accepted the resignation of Mr. Sean Tzou as its Chief Strategy Officer and from the Company’s board effective October 2010. Mr. Tzou resigned in order to pursue his personal interests

•
Announced that its American Depositary Receipts (“ADRs”) have started trading on the Singapore Exchange (“SGX”) GlobalQuote Board under the symbol “K3KD”. GlobalQuote is SGX’s quotation board for international securities such as ADRs, depository receipts and depository shares of companies already listed on other exchanges

Third Quarter 2010 Results
Net Revenues
Trina Solar’s net revenues in the third quarter of 2010 were $508.3 million, an increase of 37.1% sequentially and an increase of 103.5% year-over-year. Total shipments were 290.5 MW in the third quarter of 2010, compared to the Company’s previous guidance of 250 MW to 260 MW, versus 222.8 MW in the second quarter of 2010 and 122.6 MW in the third quarter of 2009. The sequential increase in total shipments was primarily due to increased brand recognition of the Company’s products in established and new PV markets, including the United States and Australia.
Gross Profit and Margin
Gross profit in the third quarter of 2010 was $159.4 million, compared to $118.9 million in the second quarter of 2010 and $71.1 million in the third quarter of 2009. Overall gross margin was 31.4% in the third quarter of 2010, compared to the Company’s previous guidance of approximately 30%. Gross margin was 32.1% in the second quarter of 2010 and 28.5% in the third quarter of 2009. The year-over-year increase in gross margin was primarily due to favorable reductions of its silicon purchase price and non-silicon manufacturing costs relative to module ASP decline. The Company continued to focus its efforts on reducing its manufacturing cost per watt through ongoing efficiency gains linked to its lean manufacturing initiatives and improved supply chain management.
Gross margin relating to the Company’s in-house wafer production to module production was 37.6% in the third quarter of 2010, compared to its previous guidance of mid 30s in percentage terms.
Operating Expense, Income and Margin
Operating expenses in the third quarter of 2010 were $46.4 million, an increase of 30.1% sequentially and 81.3% year-over-year. The sequential and yearly increases were primarily due to increased shipments, the hiring of professional personnel for the Company’s European and North American regional headquarters, and the expansion in the Company’s global sales and marketing efforts. The Company’s operating expenses represented 9.1% of its third quarter net revenues, a decrease from 9.6% in the second quarter of 2010 and a decrease from 10.3% in the third quarter of 2009. Operating expenses in the third quarter of 2010 also included $1.4 million in share-based compensation expenses, compared to $1.7 million of share-based compensation expenses in the second quarter of 2010 and $1.2 million in the third quarter of 2009.

As a result of the foregoing, operating income in the third quarter of 2010 was $113.0 million, compared to $83.3 million in the second quarter of 2010 and $45.5 million in the third quarter of 2009. Operating margin was 22.2% in the third quarter of 2010, compared to 22.5% in the second quarter of 2010 and 18.2% in the third quarter of 2009.
Net Interest Expense
Net interest expense in the third quarter of 2010 was $7.5 million, compared to $8.2 million in the second quarter of 2010 and $6.3 million in the third quarter of 2009. The sequential decrease was primarily due to the increase in the Company’s interest income combined with a reduction in average short-term borrowings, while the year-over-year increase was due to additional bank borrowings to support the Company’s announced capacity expansion.
Foreign Currency Exchange
The Company had a net loss in foreign currency exchange of $8.3 million in the third quarter of 2010. This compared to a net loss of $29.2 million in the second quarter of 2010 and a net gain of $7.9 million in the third quarter of 2009. This net loss was primarily due to the loss from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure, which was substantially offset by the gain as a result of the appreciation of the Euro against U.S. dollar.
The Company continued foreign currency hedging during the third quarter of 2010 using foreign currency forward contracts between Euro and U.S. dollar, with the goal of mitigating some of the effects of exchange rate volatility.
Net Income, Margin and EPS
Net income was $82.9 million in the third quarter of 2010, compared to net income of $38.7 million in the second quarter of 2010 and $39.8 million in the third quarter of 2009. The net foreign currency exchange loss included in net income was $8.3 million, compared to a net foreign currency exchange loss of $29.2 million and a net foreign currency exchange gain of $7.9 million in the second quarter of 2010 and the third quarter of 2009, respectively.
Net margin was 16.3% in the third quarter of 2010, compared to 10.4% in the second quarter of 2010 and 15.9% in the third quarter of 2009.
Earnings per fully diluted ADS were $1.08. The negative impact of net foreign currency exchange loss was approximately $0.11 per fully diluted ADS.
Financial Condition
As of September 30, 2010, the Company had $828.3 million in cash and cash equivalents and restricted cash. The Company’s working capital balance was $869.6 million. Total bank borrowings stood at $534.1 million, of which $340.9 million were long-term borrowings.
Shareholders’ equity was $1.03 billion, an increase from $938.1 million at the end of the second quarter of 2010.
Fourth Quarter and Full Year 2010 Guidance
For the fourth quarter of 2010, the Company expects to ship approximately 300 MW of PV modules.
The Company expects its gross margin relating to its in-house wafer production to module production to be in the mid 30s in percentage terms during the fourth quarter of 2010. The Company believes its overall gross margin, taking into account wafer and cell requirements outsourced to third party suppliers to meet demand in excess of its internal capacity, for the fourth quarter will be approximately 30%. Such guidance is based on the average exchange rate between the Euro and U.S. dollar from October 1, 2010 to November 30, 2010.

For the full year of 2010, the Company raises its guidance for total PV module shipments to be approximately 1 GW, compared to its earlier guidance of between 900 MW to 930 MW, representing an increase of approximately 151% from the annual PV module shipments in 2009.
Operations and Business Outlook
Non-Silicon Cost Reduction
In the third quarter of 2010, the Company’s non-silicon manufacturing cost applicable to its in-house wafer production to module production was approximately $0.73 per watt, compared to $0.74 per watt in the previous quarter. The Company expects to further reduce its costs in 2011 through the continuation of technology and manufacturing process improvements, including supply chain and logistics management initiatives currently under testing and development.
Silicon Procurement
Through the Company’s diversified range of short, medium and long-term supply contracts, which include contracts entered into in the first quarter of 2007, the Company will continue to maintain competitive silicon costs relative to the current market price.
Sales Outlook
As a result of strong demand for its module products in both European and non-European markets, including the United States, the Company expects to increase its shipment volume in the fourth quarter of 2010 compared to the third quarter of 2010.
The Company expects its Euro denominated average selling price (“ASP”) during the fourth quarter of 2010 to increase from that in the third quarter of 2010.
2010 and 2011 Capacity Expansion
As of August 31, 2010, the Company reached its targeted 2010 annualized in-house production capacities of approximately 950 MW of PV cell and module capacity.
Through yield increases achieved from improved cell conversion efficiency rates, improved production efficiencies and manufacturing line enhancements, the Company expects that the actual manufacturing yield of its PV cell and module production may reach up to 1.1 GW of annualized capacity during the fourth quarter of 2010.
In the second half of 2011, the Company expects to raise its annualized in-house production capacity of ingot and wafer as well as PV cell and module production capacity to reach approximately 1.2 GW and 1.7 GW, respectively, based on actual manufacturing yield.
Conference Call
The Company will host a conference call at 8:00 a.m. ET on November 30, 2010, to discuss the results for the quarter ended September 30, 2010. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Gary Yu, Senior Vice President, Operations, Ben Hill, Vice President, Sales and Marketing and Thomas Young, Senior Director, Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 2380-9157.
If you are unable to participate in the call at this time, a replay will be available on November 30 at 10:00 a.m. ET, through December 14 at 11:59 p.m. ET. To access the replay, dial 1 (800) 642-1687, international callers should dial +1 (706) 645-9291, and enter the conference 2380-9157.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statement of Operations
(US dollars in thousands, except ADS data)

	For the Three Months Ended
	September 30,	June 30,	September 30,
	2010	2010	2009 *
Net revenues	$508,298	$370,762	$249,750
Cost of revenues	348,870	251,838	178,677

Gross profit	159,428	118,924	71,073

Operating expenses
Selling expenses	21,689	17,466	8,295
General and administrative expenses	20,501	15,461	15,828
Research and development expenses	4,220	2,744	1,481

Total operating expenses	46,410	35,671	25,604

Operating income	113,018	83,253	45,469
Foreign exchange (loss) gain	40,709	(42,835)	12,154
Interest expenses	(8,373)	(8,591)	(6,520)
Interest income	905	362	268
Gain (loss) on change in fair value of derivative	(49,023)	13,644	(4,247)
Other income (expenses), net	(289)	(285)	839

Income before income taxes	96,947	45,548	47,963
Income tax expenses	(14,079)	(6,835)	(8,200)

Net income	$82,868	$38,713	$39,763

Earnings per ADS
Basic	1.18	0.55	0.70
Diluted	1.08	0.52	0.64
Weighted average ADS outstanding
Basic	70,055,346	69,925,214	56,700,735
Diluted	78,809,648	78,537,613	64,956,606

Trina Solar Limited
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	September 30,	June 30,
	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	$776,576	$639,517
Restricted cash	51,718	45,758
Marketable Securities	313	443
Inventories	110,092	96,395
Project assets	29,808	23,877
Accounts receivable, net	378,507	313,042
Current portion of advances to suppliers	65,656	42,895
Prepaid expenses and other current assets, net	46,899	53,256

Total current assets	1,459,569	1,215,183
Property, plant and equipment	545,343	533,795
Prepaid land use right	36,677	27,139
Advances to suppliers — long-term	92,320	87,205
Deferred tax assets	12,987	10,481
Other noncurrent assets	1,260	1,352

TOTAL ASSETS	$2,148,156	$1,875,155

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$193,141	$161,557
Accounts payable	244,842	197,789
Income tax payable	33,263	9,436
Accrued expenses and other current liabilities	118,706	60,220

Total current liabilities	589,952	429,002
Long-term bank borrowings	340,949	331,152
Convertible note payable	135,453	134,644
Accrued warranty costs	31,732	27,508
Other noncurrent liabilities	19,448	14,740

Total liabilities	1,117,534	937,046

Ordinary shares	40	40
Additional paid-in capital	640,850	638,457
Retained earnings	374,440	291,572
Other comprehensive income	15,292	8,040

Total shareholders’ equity	1,030,622	938,109

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,148,156	$1,875,155

* Notes to unaudited consolidated financial statements:
On January 1, 2010, the Company adopted ASC 470-20 (former EITF 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible debt Issuance or Other Financing”). Accordingly, the share lending arrangement has been measured at fair value and recognized as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $4.1 million were retrospectively recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs have also been retrospectively amortized over the life of the convertible notes. The cumulative effect of the adoption resulted in a decrease of $621,246 and $1,979,059 in the beginning balance of retained earnings on January 1, 2009 and 2010, respectively, and the adoption of ASC 470-20 resulted in additional interest expenses in the third quarter of 2009 amounting $342,243. The total interest expense recognized from amortization of convertible debt issuance costs, including the effect of adoption of ASC 470-20, was $2,357,733 for the third quarter of 2010.
In July, 2010 the Company was brought aware of a contingent liability in the form of legal action brought against its Hong Kong subsidiary, Top Energy International Limited (“TEI”). The action stems from a 2008 transaction involving the exchange of silicon materials and subsequent claims involving material qualities. Given the claims were made outside contractual time limitations and upon disputed testing methodology, the Company believes the claimant would be unlikely to prevail. If, however, the claimant proved successful in such legal actions, the Company may become obligated to incur damages of up to approximately $4.0 million.
For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup,com